                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                                 FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934


     For the fiscal year ended December 31, 1993


     Commission file Number 1-2227

     A.   Full title of the plan

          Van Dorn Company 401(k) Plan and Trust
          6000 Lombardo Center Suite 300
          Cleveland, Ohio 44131

     B. Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:



                      CROWN CORK & SEAL COMPANY, INC.
                             9300 ASHTON ROAD
                          PHILADELPHIA, PA 19136

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
                                 INDEX

                                                                  Page(s)

Signatures . . . . . . . . . . . . . . . . . . . . . . . .         3

Report Of Independent Accountants . . . . . . . . . . . . .        6

Audited Plan Financial Statements And Schedules Prepared In
Accordance With The Financial Reporting Requirements Of ERISA   7 to 13

Exhibit 23 - Consent Of Independent Accountants  . . .            14
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
                             SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       Van Dorn Company
                                       401(k) Plan and Trust


Date: June 29, 1994           By:     /S/James T. Malec
                                      James T. Malec
                                      Member, Benefit Plans Committee
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
                               Van Dorn Company

                            401(k) Plan and Trust

                              December 31, 1993













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
                              Van Dorn Company
                           401(k) Plan and Trust




                      Index to Financial Statements
                                  and
                       Supplementary Information



                                                                 Page(s)


Report of Independent Accountants                                     1

Statement of Net Assets Available for Plan Benefits                   2

Statement of Changes in Net Assets Available for Plan Benefits        3

Notes to Financial Statements                                       4 - 6

Schedule I     -    Schedule of Assets Held for Investment
                    at December 31, 1993                              7

Schedule II    -    Reportable Transactions (Transaction or
                    Series of Transactions) for the Year Ended
                    December 31, 1993 in Excess of 5% of Plan Assets  8

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

                        Report of Independent Accountants

June 22, 1994


To the Benefit Plans Committee and Participants of the Van Dorn Company 401(k) Plan and Trust


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the financial position of the Van Dorn Company 401(k) Plan and Trust (the "Plan") at December 31, 1993 and the changes in its net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's administrator; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted accounting standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of the Plan for the year ended
December 31, 1992 were audited by other independent accountants whose report dated June 29, 1993 expressed an unqualified opinion on those statements.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE

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

                               Van Dorn Company

                            401(k) Plan and Trust

             Statement of Net Assets Available for Plan Benefits



                                                            December 31,

                                                        1993           1992

Investments at fair value:
     Common Stock:
          Van Dorn Company                                        $    6,331,364
          Crown Cork & Seal Company, Inc.         $    4,081,281
     Mutual funds                                     11,380,242      19,532,841
     Deposits with insurance companies,
      at contract value                                                  238,976

          Total investments                           15,461,523      26,103,181

Cash                                                      25,275          11,378
Employer contributions receivable                         27,989          42,110
Employee contributions receivable                         84,052         125,788
Employee loans receivable                                 81,278          61,704

          Net assets available for plan benefits $    15,680,117  $   26,344,161


The accompanying notes are an integral part of these financial statements.

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

                                Van Dorn Company
                             401(k) Plan and Trust

          Statement of Changes in Net Assets Available for Plan Benefits
                     For the Year Ended December 31, 1993

                           Common Stock Fund       Prime        Capital      Spectrum       Spectrum      Safeco
                      Crown Cork                  Reserve     Appreciation    Income         Growth        Life
                      and Seal        Van Dorn      Fund          Fund         Fund           Fund         GIC        Total
Income:
Contributions
     Employee        $     82,076     $   23,644  $   263,918  $236,725      $   348,745     $   389,244              $   1,344,352
     Employer             251,808        121,879        3,952     3,372            6,848           5,873                    393,732
Investment income                         46,460       60,756    18,742          377,348         407,584  $   17,368        928,258
Net realized
  gain on investment      906,416         31,772                 25,036          176,202         481,910                  1,621,336
Net unrealized
gain/(loss)
on investment             301,883   (  1,040,419)                38,050          105,643         605,520                     10,677

                        1,542,183   (    816,664)     328,626   321,925        1,014,786       1,890,131      17,368      4,298,355

Expenses:

Benefits paid
to participants
and rollovers to
other Plans         (   1,524,468)   (    66,517) (  1,445,277)(714,505)    (  4,496,369)  (   6,635,559) (   79,704) (  14,962,399)
Interfund transfers     4,121,040    ( 5,507,953)      439,58   379,705          252,699         491,564  (  176,640)

Increase (decrease)
in net assets
available for
plan benefits          4,138,755     ( 6,391,134) (   677,066) ( 12,875)    (  3,228,884)  (  4,253,864)  ( 238,976)  (  10,664,044)

Net assets at
beginning of year                      6,391,134    2,715,916   528,604        6,308,851     10,160,680     238,976      26,344,161

Net assets at
end of year         $  4,138,755     $            $ 2,038,850  $515,729     $  3,079,967    $ 5,906,816    $           $ 15,680,117

[FN]
The accompanying notes are an integral part of these financial statements.

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
                                 Van Dorn Company
                              401(k) Plan and Trust

                         Notes to Financial Statements

Note 1 - Summary of Significant
Accounting Policies:

Effective April 16, 1993, the Van Dorn Company (the "Company") was acquired by Crown Cork & Seal Company, Inc. ("Crown") at which time Crown became the sponsor of the Van Dorn Company 401(k) Plan and Trust (the "Plan"). Refer to Note 4 for further information. The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee.

The Plan maintains its financial records and prepares its financial statements using the accrual basis of accounting. Purchases and sales of securities are recorded on a trade-date basis. T. Rowe Price (the "Trustee") manages a Trust Fund for the Plan under the terms of a trust agreement. All of the Plan's investments and cash are held in the Trust Fund. The Trustee has been granted discretionary authority with regard to the investment of temporary cash balances and is directed by investment managers or a committee appointed by Crown with regard to all other investments. The investments and changes therein of the Trust Fund have been determined through the use of current values measured by quoted prices in active markets for all assets of the Trust Fund, except for deposits with insurance companies, which are reported at their contract values.

Note 2 - Description of Plan:

     General

The Plan is a defined contribution plan designed to provide a convenient method by which eligible employees may save regularly through salary elections and through sponsor matching contributions.

The Plan covers all salaried employees of the Company's corporate office, Plastic Machinery Division ("Plastics"), and Davies Can Company, all employees of Central States Can Company; and certain hourly employees of Davies Can Company. On April 20, 1993, Crown sold Plastics to Mannesmann Capital Corporation ("Mannesmann"). Employees of Plastics participating in the Plan were given the option of continuing to participate in the Plan or rolling over their account balances into a Mannesmann sponsored plan or into their individual retirement accounts. Refer to Note 4 for further information. Employees are eligible to participate in the Plan after completing one year of service and attaining the age of 21. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Employee Contributions

Employees who participate in the Plan can direct the Company to withhold wages and make tax deferred contributions on their behalf. Contributions may range from 1 percent to 16 percent of annual compensation, plus bonuses, up to a maximum of $8,994 per participant.

A participant's 401(k) account balance attributable to tax deferred contributions, taxable employee contributions, and rollover contributions is 100 percent vested at all times. A participant's 401(k) account balance attributable to profit sharing contributions with respect to plan years prior to January 1, 1989 becomes fully vested upon a participant reaching five years of service.
                              Page 4
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

     Employer Contributions

Effective July 1, 1990, the Company amended its 401(k) Plan and Trust to permit employer contributions to the Plan. The amendment provides for the Company to match 50 percent of employee contributions up to a maximum employee contribution of 4 percent of compensation. Employer contributions vest 100 percent after five years of service.

Forfeitures of terminated participants' nonvested accounts are offset against employer contributions.

     Investments

Participants may direct their contributions among any of the following investments:

1.   Common Stock Fund - Investing in common stock of Crown Cork & Seal.

2. Prime Reserve Fund - A money market fund investing in a diversified portfolio of domestic and foreign U.S. dollar-denominated money market securities to maintain a stable share price of $1.00.

3. Capital Appreciation Fund - Investing in common stocks, fixed income securities and money market instruments.

4.   Spectrum Income Fund - Investing primarily in a diversified group of
     T. Rowe Price mutual funds which invest principally in fixed income securities.

5. Spectrum Growth Fund - Investing in a diversified group of T. Rowe Price mutual funds which invest principally in equity securities.

     Distributions

Effective January 1, 1987, benefit payments from the Plan were limited to lump sum distributions. Prior to this date, former participants could elect to have their benefits paid to them under a variety of options over an extended period of time.

Although it has not expressed any intent to do so, Crown has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

Note 3 - Tax Status of the Plan:

The trust established under the Plan is qualified under the Internal Revenue Code as exempt from federal income taxes. Although the Plan has received a favorable determination letter from the IRS, it has not yet been updated for plan amendments necessary to meet certain requirements of the Tax Reform Act of 1986. However, the plan sponsor is of the opinion that the Plan meets the IRS requirements and therefore the trust continues to be tax exempt.

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

Note 4 - Acquisition of Plan Sponsor:

On April 16, 1993, the Company was acquired by Crown at which time each share of the Company's stock held by the Plan was converted into .542 shares of Crown stock. The market value of each share of Crown stock on April 16, 1993 was $38.75. Company stock at a historical cost of approximately $4.4 million was converted to Crown stock; representing a market value of approximately $6.7 million at that date.

On April 20, 1993, Crown sold the Plastics Division to Mannesmann. Employees of Plastics participating in the Plan transferred or rolled-over approximately $12.2 million to either a Mannesmann sponsored plan or to their individual retirement accounts during the year.

Note 5 - Loans to Participants:

At December 31, 1993 and 1992, receivables from employees consisted of loans to participants in accordance with the terms set forth in the Plan agreement. Interest rates on these loans for the year ended December 31, 1993 were 12.95%.

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

                                                                 Schedule I

                             Van Dorn Company

                           401(k) Plan and Trust

          Schedule of Assets Held for Investment at December 31, 1993


Description                          Number of      Cost         Fair Value
                                      Shares

Company Stock Fund
  Crown Cork & Seal Company, Inc.
     common stock                    97,463         $ 2,631,466  $  4,081,281 *


Mutual Funds
  T. Rowe Price Prime
     Reserve Fund                 1,960,651           1,960,651     1,960,651 *
  T. Rowe Price Capital
     Appreciation Fund               39,568             469,654       500,928
  T. Rowe Price Spectrum
     Income Fund                    274,092           2,962,627     3,045,157 *
  T. Rowe Price Spectrum
     Growth Fund                    494,819           5,340,040     5,873,506 *

    Total Investments at
      December 31, 1993                             $13,364,438  $ 15,461,523




* Represents more than 5% of net assets available for plan benefits as of December 31, 1993.

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

                                                                Schedule II

                             Van Dorn Company
                          401(k) Plan and Trust

                         Reportable Transactions

                  (Transaction or Series of Transactions)
      for the Year Ended December 31, 1993 in Excess of 5% of Plan Assets

                                                                Aggregate     Aggregate
                                  Number of       Number        Cost of       Proceeds       Cost          Net Gain
Description of Assets             Purchases       of Sales      Purchases     from Sales     of Asset      on Sale

Crown Cork & Seal Company, Inc.
     common stock                    62             315       $  432,195      $3,045,200    $2,138,784    $906,416

T. Rowe Price Spectrum
    Income Fund                     388             322        1,489,430       4,991,010     4,814,808     176,202

T. Rowe Price Spectrum
   Growth Fund                      171             302        1,516,662       6,838,610     6,356,700     481,910


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